SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

SCHEDULE 14D-9/A SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 2)

GUCCI GROUP N.V.

(Name of Subject Company)

GUCCI GROUP N.V.

(Name of Person(s) Filing Statement)

COMMON SHARES, NOMINAL VALUE €1.02 PER SHARE

(Title of Class of Securities)

401566104

(CUSIP Number of Class of Securities)

Allan A. Tuttle Gucci Group N.V. Rembrandt Tower Amstelplein 1 HA 1096 Amsterdam The Netherlands 011 31 20 462 1700 ______________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to: Scott V. Simpson Ann Beth Bejgrowicz Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street Canary Wharf London E14 5DS, England 011 44 20 7519 7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "SEC") on April 1, 2004 (the "Schedule 14D-9"), by Gucci Group N.V., a naamloze vennootschap organized under the laws of the Netherlands ("Gucci" or the "Company") relating to the tender offer made by Pinault-Printemps-Redoute S.A. ("PPR"), a societe anonyme organized under the laws of the Republic of France, as set forth in a combined Tender Offer Statement and Schedule 13E-3 Transaction Statement filed by PPR on Schedule TO, dated April 1, 2004 (the "Schedule TO"), to pay $85.52 net to the seller in cash, without interest thereon, for each common share, upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

Item 9.        Exhibits.

Item 9 is hereby amended and supplemented by adding thereto the following:

Exhibit No.

(a)(5)(T)	Press release issued by Gucci Group N.V. on April 21, 2004 announcing that Gucci Group has appointed a new Chief Executive Officer

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Allan A. Tuttle

Name:	Allan A. Tuttle
Title:	General Counsel

Date:	April 21, 2004

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(5)(T)	Press release issued by Gucci Group N.V. on April 21, 2004 announcing that Gucci Group has appointed a new Chief Executive Officer